EXHIBIT 99.1

Neptune Provides Update on European Patent Dispute and Maintains Its International Patent Strategy

LAVAL, Quebec, April 10, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces that it is moving forward with its international patent strategy and is not affected in any way by the recent action by the European Patent Office's Technical Appeal Board (the "Board") to dismiss Neptune's appeal related to one of its European patents, specifically EP 1417211. The Board was solely concerned with the issue of flavonoids in krill extracts. Importantly the Board did not address phospholipid compositions, which form a large part of Neptune's extensive international patent portfolio.

This European patent relates to an extract containing specific flavonoids. Europe is the only jurisdiction where Neptune's patent portfolio includes flavonoids in the independent claims. In fact, this European patent was one of the first patents obtained by Neptune and it reflected an initial market study indicating that flavonoids could eventually be commercially important and sought after by consumers. Neptune's later market analysis showed that omega-3 phospholipids are more important for consumers. As such, all of Neptune's subsequent composition patent applications were drafted accordingly, taking into account the importance of phospholipids.

Therefore, the decision by the Board will not impact in any way the ongoing disputes in the U.S. and elsewhere, including Neptune's recent filing with the U.S. International Trade Commission (ITC).

Benoit Huart, General Counsel of Neptune, stated that "the status of this patent has practically no impact on our business: it concerns flavonoids, not phospholipids. Whenever we have pursued patent protection covering phospholipids, such as in the U.S., Australia, and Canada, we did not base it on flavonoids and we have succeeded with the issuance and allowance of patents in those jurisdictions. This opposition has also given us an opportunity to gather strategic information, which will be useful as we continue to execute our international patent strategy."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm, in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com